[Goodyear Letterhead]
August 7, 2007
VIA EDGAR and FACSIMILE (202) 772-9368
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended December 31, 2006 (“2006 Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (“March 2007 Form 10-Q”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2007 (“June 2007 Form 10-Q”)
File No. 001-01927
Dear Mr. O’Brien:
     This letter is in response to oral comments made by Ms. Melissa Rocha, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Covington & Burling LLP, on our behalf, on July 31, 2007, with respect to the above-referenced filings of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”).
     For the convenience of the Commission staff, we have summarized each of your oral comments in italics before our response. The Company respectfully submits the following information in response to the staff’s comments.
1.	Part I, Item 4 (Controls and Procedures) of the March 2007 Form 10-Q and the June 2007 Form 10-Q does not include the definition of “disclosure controls and procedures” from Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please confirm that the statements in Item 4 are true using that definition and include that definition in future filings.
     With respect to Part I, Item 4 of our March 2007 Form 10-Q and our June 2007 Form 10-Q, we confirm that our management, with the participation of our principal executive and financial officers, evaluated the effectiveness of our “disclosure controls and procedures,” as that term is defined in Rule 13a-15(e) under the Exchange Act, and concluded that our disclosure controls and procedures were effective as of the end of the periods covered by the respective Forms 10-Q. We confirm that the statements set forth in Part I, Item 4 of our March 2007 Form 10-Q and our June 2007 Form 10-Q are true using the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) under the Exchange Act.

     In future filings, commencing with our Form 10-Q for the Fiscal Quarter Ended September 30, 2007, we will revise our disclosure under Part I, Item 4 relating to disclosure controls and procedures as follows:
"Management’s Evaluation of Disclosure Controls and Procedures
     We maintain “disclosure controls and procedures”, which, consistent with Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, we define to mean controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that such information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.
     Our management, with the participation of our principal executive and financial officers, has evaluated the effectiveness of our disclosure controls and procedures. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of September 30, 2007 (the end of the period covered by this Quarterly Report on Form 10-Q).”
2.	Explain why Accounts Payable to Affiliates in the 2006 balance sheet data included on page 26 of the June 2007 Form 10-Q, as well as certain eliminating entries, are different from the figures included in the 2006 balance sheet data on page 126 of the 2006 Form 10-K.
     Accounts Payable to Affiliates in the 2006 balance sheet included on page 126 of the 2006 Form 10-K includes amounts related to our Engineered Products business. On March 23, 2007, the Company entered into an agreement to sell substantially all of its Engineered Products business. Therefore, the assets and liabilities of Engineered Products were classified as held for sale as of that date. Accordingly, assets and liabilities related to our Engineered Products business were reported as discontinued operations for all periods presented in the June 2007 Form 10-Q. The discontinued operations presentation was also extended to our balance sheets presented pursuant to Rule 3-10 of Regulation S-X. In addition, on May 3, 2007, the Company filed a Current Report on Form 8-K to retrospectively adjust portions of the Company’s 2006 Form 10-K to reflect the treatment of the Engineered Products business as a discontinued operation. The 2006 balance sheet included on page 57 of adjusted Item 8 of the 2006 Form 10-K, filed as Exhibit 99.2 to the May 3, 2007 Form 8-K, is consistent with the 2006 balance sheet included on page 26 of the June 2007 Form 10-Q.
3.	Tell us if Accounts Payable to Affiliates is classified as Operating Activities or Financing Activities in the cash flow statement included on page 29 of the June 2007 Form 10-Q. Please explain the basis for that classification.
     In the cash flow statement presentation on page 29 of the June 2007 Form 10-Q, we primarily have classified Accounts Payable to Affiliates transactions as Operating Activities. In addition, cash flows associated with capital investments or equity transactions between affiliates have been classified as Investing or Financing Activities, respectively, according to SFAS No. 95.

     In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-0061 (fax: 330-796-2338).

Respectfully submitted,
THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Thomas A. Connell

Thomas A. Connell
Vice President and Controller

cc:	Melissa N. Rocha, Securities and Exchange Commission
Al Pavot, Securities and Exchange Commission

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